UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       October 2004

              File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated October 21, 2004

2.

News Release dated November 8, 2004

3.

News Release dated November 16, 2004

4.

News Release dated November 17, 2004

5.

News Release dated November 18, 2004

6.

News Release dated November 22, 2004

7.

Interim Financial Statements (Unaudited) for the period ended September 30, 2004

8.

Management Discussion and Analysis

9.

Certification of CEO

10.

Certification of CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: February 10, 2005

                     Signed:  /s/ Joanne Freeze

Joanne Freeze,

President and CEO

CANDENTE INTERSECTS SIGNIFICANT COPPER MINERALIZATION AT CANARIACO

Vancouver, British Columbia, October 21st, 2004. Candente Resource Corp. - DNT:TSX-V (“Candente”) is pleased to report analytical results have been received for the first two holes of a twelve hole core drilling program totalling approximately 2500 metres on its 100% owned Canariaco copper project in Northern Peru.

Drill hole (DDH) 04-001 was drilled vertically to a depth of 300 metres (m) and DDH-04-002 was also drilled vertically to depth of 248 m. The two holes are 100 metres apart and are part of a systematic drilling grid with 100 metres centres. A map showing drill hole locations is posted on the Company’s website at:

http://www.candente.com/i/maps/cangeology.gif

The following are summaries of the assays for the two holes:

Hole No.	From (m)	To (m)	Interval meters (feet)		Copper (total) %
04-001	66	300*	234	(768)	0.71
Includes	66	162	96	(315)	1.00
04-002	60	248*	188	(617)	0.68
Includes	60	102	42	(138)	0.80

*Both holes bottomed in mineralization, DDH-4-001 grading 0.54% and DDH-04-002 grading 0.75%, respectively.

Mineralization and grades encountered in the reported drill holes are consistent with those seen in large porphyry copper systems. The mineralization remains open at depth and on all sides. Additional assay results will be reported once received and compiled. Initial microscopic analysis of drill core indicates the main copper minerals to be chalcocite, chalcopyrite, covellite and bornite.

All core from drilling is being cut in half with a diamond saw and sampled at two metre intervals on the property. One half of the split core is collected by Candente’s Peruvian geologists in accordance with industry standards and is being submitted to Actlabs in Lima, Peru. Total copper, acid soluble copper and cyanide soluble copper analyses were carried out by a sequential leach procedure in Actlabs laboratory in Lima. An additional 36 elements were analysed for using Inductively Coupled Plasma (ICP) in Actlabs laboratory in Ancaster, Ontario, Canada. Quality Assurance and Quality Control, including the use of sample standards, blanks and duplicates as well as chain of custody is monitored by Candente. Mike Casselman, M.Sc., P.Geo., General Manager Exploration and Director of Candente and James Currie, P.Eng., Independent Director of Candente are the qualified persons as defined by NI 43-101 for the Canariaco project and have verified the information contained in this release.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of gold and copper projects with world-class potential. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 103

CANDENTE INTERSECTS ADDITIONAL SIGNIFICANT COPPER MINERALIZATION AT CANARIACO

Vancouver, British Columbia, November 8th, 2004. Candente Resource Corp. - DNT:TSX-V (“Candente”) is pleased to report analytical results have been received for the second two holes of a twelve hole core drilling program totalling approximately 2500 metres on its 100% owned Canariaco copper project in Northern Peru. Mineralization and grades encountered in all four drill holes reported to date are consistent with those seen in large porphyry copper systems.

All holes are being drilled as part of a systematic pattern on a grid with 100 metre centres. Drill hole DDH-04-005 was drilled vertically to a depth of 202 metres (m) and DDH-04-006 was also drilled vertically to depth of 255 m. The two holes were drilled 100 metres apart on a north-south line and 100 metres east of DDH-04-001 and DDH-04-002, (a 100 metre square area). Due to logistical reasons holes were not always drilled in the same order that they were numbered and as such assays have not yet been received for holes DDH-04-003 and DDH-04-004. A map showing drill hole locations and a table summarizing all results to date are posted on the Company’s website at:

http://www.candente.com/s/PeruProjects_Canariaco.asp

The following summarizes the assays for DDH-04-005 and DDH-04-006:

Hole No.	From	To	Interval		Copper (total) %	Top of Hole
	(m)	(m)	(m)	(feet)		Elevation (m)
04-005	0	36	36	(118)	leached cap	2895
	36	202	166	(544)	0.74
Includes	36	172	134	(440)	0.70
Includes	1 72	202*	30	(98)	0.93
04-006	0	50	50	(164)	leached cap	2900
	50	255	205	(671)	0.85
Includes	50	234	184	(604)	0.91
Includes	234	255*	21	(67)	0.33**

* Both holes bottomed in mineralization

** Late mineral dyke

Both holes ended in mineralization of similar grade to that encountered throughout the rest of the hole. The mineralization remains open at depth and on all sides. Surface work and previous drilling indicates that the mineralizing system has a lateral extent of at least 1 by 1.2 kilometres (km). Initial microscopic analysis of drill core indicates the main copper minerals to be chalcocite, chalcopyrite, covellite and bornite. Additional assay results will be reported once received and compiled.

All core from drilling is being cut in half with a diamond saw and sampled at two metre intervals on the property. One half of the split core is collected by Candente's Peruvian geologists in accordance with industry standards and is being submitted to Actlabs in Lima, Peru. Total copper analyses and a sequential leach procedure for acid soluble copper, cyanide soluble copper and residual sulphides is being carried out by Actlabs laboratory in Lima, Peru. Pulps from the same samples are being sent to Actlabs laboratory in Ancaster, Ontario, Canada and analysed for an additional 36 elements using Inductively Coupled Plasma (ICP). Quality Assurance and Quality Control, including the use of sample standards, blanks and duplicates as well as chain of custody is monitored by Candente. Mike Casselman, M.Sc., P.Geo., General Manager Exploration and Director of Candente and James Currie, P.Eng., Independent Director of Candente are the qualified persons as defined by NI 43-101 for the Canariaco project and have verified the information contained in this release.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of gold and copper projects with world-class potential. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

CANDENTE RESOURCE CORP. – THIRD QUARTER 2004 RESULTS

Vancouver, British Columbia, November 16th, 2004. Candente Resource Corp. - DNT:TSX-V (“Candente” and/or the “Company”) is pleased to report the following highlights from the Third Quarter 2004:

The Company confirms that its unaudited interim financial statements for the third quarter ended September 30, 2004 were filed on SEDAR on November 15, 2004 as required by applicable securities laws.

The following discussion and analysis is for the period ended September 30, 2004 compared with the period ended September 30, 2003. This information is current to November 12, 2004 and has not been reviewed by the Company’s auditors. (All amounts in U.S. Dollars)

Introduction

The discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Consolidated Financial Statements and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Operations) in United States dollars. This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

Results of Operations

The Company incurred a loss of $98,676 in the quarter ended September 30, 2004 ($80,290 in 2003), net of foreign exchange gains of $90,845 and combined expenses for corporate development and shareholder communication costs, stock-based compensation expense, legal fees, and security costs of $107,752. For the nine month period ended September 30, 2004, the loss was $839,006 ($299,720 in 2003). The difference of $539,236 was primarily related to the same expenses as in the 2004 quarterly results, which equal $499,669 over the nine months. The Company also wrote off $2,246 in mineral property costs in 2004. These properties written-off were all located in Newfoundland. The increase in overhead was incurred due to the increase in activities of the Company made possible by the successful capital raising activities during the previous year and the resultant additional exploration conducted on the properties.

The operational effectiveness of the Company’s activities in Peru has improved over prior periods due to an increasingly favourable Canadian to U.S. dollar and Peruvian sole exchange rate. The Company maintains its own equipment, premises and staffing in Peru and as a result management believes that cost control is very good. The Company’s properties are located in various climate zones in Peru and as a result the Company is always able to conduct activities on some of its properties.

The following is a summary of the key exploration projects the Company has been working on:

Alto Dorado/Toril

The Alto Dorado property is situated in Northern Peru in the Department of La Liberated, 20 km south of the town of Santiago de Chuco. It is within the same belt of Tertiary-age volcanic rocks as the world-class Yanacocha gold deposit. Anomalous levels of gold, copper and several other elements in soils overlie an extensive hydrothermal alteration zone, which has a north-south extent of 9 km and an east-west extent of 2 to 3km. An Induced Polarization (IP) survey recently completed in October has outlined a chargeability anomaly over an area extending 7 km by 1 km and is still open. The chargeability signature is typical of disseminated mineralization found in porphyry deposits and occurs within the geochemical anomalies and alteration zone. A Time Domain EM (TDEM) survey was also carried out over the Toril high sulphidation target areas and identified several high resistivity targets.

A Phase One diamond (core) drilling program comprising 1050 metres in nine holes was carried out in July and August of 2004. The holes were drilled to depths of 46m to 201m. Eight of the holes were drilled in the Toril high sulphidation gold zone and one in the combined Ana-Olla porphyry gold-copper zone. Two of the eight holes at Toril were terminated prior to reaching target depths due to drilling difficulties.

The most significant results from the drilling were obtained in the Ana-Olla Zone where diamond drill hole (DDH) 04-008 intersected alteration and mineralization typical of gold-copper porphyry deposits over a depth of 189 metres. The IP survey was not completed at the time of the drilling and therefore the drill hole was targeted using geochemistry and geology only. Once the IP survey had been interpreted it was evident that DDH-04-008 was drilled in a fault zone within the extensive IP chargeability anomaly. Porphyry style alteration and mineralization is evident on surface above the chargeable body over a 1.8 km length and 0.8 km width.

Chalcopyrite and chalcocite (copper minerals) occur as disseminations (particles) and in quartz stockwork over much of the drill hole. Molybdenum (Mo) was observed starting at 80 metres to the bottom of the hole as disseminations and in stockwork. Gold (Au) and copper (Cu) levels ranging from 0.1 grams per tonne (gpt) to 1.2 gpt Au and 0.1 percent (%) to 0.69% Cu occur in 100 of the 130 samples collected. The average grades intersected over the 160 metres of mineralization in this hole are 0.22 gpt gold and 0.17% copper, which demonstrate a strong gold and copper bearing system but are not believed to be in the best part of the porphyry system. Once all data is compiled a follow-up drilling program will be planned.

Cafiariaco

The Canariaco property covers three porphyry copper-gold prospects in the Western Cordillera of the Peruvian Andes and was acquired (100% interest) from the Peruvian government in an auction for US$75,000. At that time 10 drill holes had intersected 100 to 300 metres of significant copper mineralization over an area measuring 1 km by 1.2 km.

The Company discovered several outcrops with significant copper mineralization within the same area and commenced a twelve hole core drilling program totalling approximately 2500 metres on the property in early September. All holes are being drilled as part of a systematic pattern on a grid with 100 metre centres.

Results have been received and released from four holes to date which have grades of 0.65% to 1.00% copper over 100 to 300m intersections. The mineralization and grades encountered in all four drill holes are consistent with those seen in large porphyry copper systems. All of the holes bottom in significant copper mineralization and have a significant thickness of chalcocite. The mineralized body is much thicker than the leached cap, which together with topographical components indicate a very low strip ratio for mining.

The four holes were drilled to depths of 200 to 300 metres and block out a 100 metre square area, which is part of a systematic pattern on a grid with 100 metre centres. Due to logistical reasons holes were not always drilled in the same order that they were numbered and as such assays have not yet been received for holes DDH-04-003 and DDH-04-004.

CANDENTE RESOURCE CORP. DNT:TSX-V – November 16, 2004 News Release - Page 3

All core from drilling is being cut in half with a diamond saw and sampled at two metre intervals on the property. One half of the split core is collected by Candente’s Peruvian geologists in accordance with industry standards and is being submitted to Actlabs in Lima, Peru. Total copper, acid soluble copper and cyanide soluble copper analyses were carried out by a sequential leach procedure in Actlabs laboratory in Lima. An additional 36 elements were analysed for using Inductively Coupled Plasma (ICP) in Actlabs laboratory in Ancaster, Ontario, Canada. Quality Assurance and Quality Control, including the use of sample standards, blanks and duplicates as well as chain of custody is monitored by Candente. Mike Casselman, M.Sc., P.Geo., General Manager Exploration and Director of Candente and James Currie, P.Eng., Independent Director of Candente are the qualified persons as defined by NI 43-101 for the Canariaco project and have verified all information disclosed.

Staghorn

The Staghorn property is located in Southwestern Newfoundland, approximately 60 kilometres southeast of the seaport of Stephenville. Goldcorp has an option to earn a 70% interest by funding all exploration and development and completing bankable feasibility studies by January 2010 on the property.

Large tonnage gold potential with similarities to intrusion-hosted orogenic deposits in the Tien Shans in Central Asia (Muruntau and Kumtor: 175 and 19 Moz) has been recognized on the Staghorn Property. Similarities include host rocks, structural setting, alteration, mineralization and metal suites.

Exploration to date by the Company has included an interpretation of a 1981 Airborne magnetic/EM Survey for structure, geology and magnetic anomalies; collection of 15 lake bottom sediment samples; 89 rock float, grab and channel samples (mostly from trenching), geological mapping, Induced Polarization (IP) and magnetics (geophysical) surveys. A 2700m core drilling program is planned and will be funded by Goldcorp.

Summary of Quarterly Results Net loss by quarter

	Q1	Q2 Q3		Q4
	$	$ $		$
2004	(446,656)	(293,674)	(98,676)	-
2003	(103,997)	(115,483)	(80,290)	(1,229,889)
2002	(52,531)	(189,856)	(117,552)	(77,726)

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain. The loss in the first three quarters of 2004 was primarily due to the recognizing of stock-based compensation of $232,359. Additional costs were incurred due to increasing office space to handle the increased exploration activity.

Capital Resources and Liquidity

The Company’s financial resources increased during the quarter with $23,849 raised by the issue of 50,000 shares on the exercise of stock options and warrants to a balance of $2,170,293 at the period end.

CANDENTE RESOURCE CORP. DNT:TSX-V – November 16, 2004 News Release - Page 4

The Company has adequate financial resources to conduct its activities for the next year and currently does not anticipate difficulties in raising additional funding if needed.

There is however, no assurance that any future funding can be accomplished as it would be wholly dependent on the state of the capital markets for junior gold exploration companies. The Company does not anticipate the payment of dividends in the future.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

Details of these related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 4 to the Financial Statements.

Changes in Accounting Policy

The Company adopted in 2003 the transitional provisions of Canadian Institute of Chartered Accountants’ Handbook Section 3870 on stock-based compensation on a prospective basis. The Company accounts for the derived value of stock-based compensation to all employees and consultants.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash, short-term investments, receivables, accounts payable and accrued liabilities, some of which are denominated either in Canadian dollars, U.S. dollars or Peruvian soles, however they are recorded in the financial statements in U.S. dollars. These accounts are recorded at their fair market value. The Company is at risk for a financial gain or loss as a result of foreign exchange movements against the United States dollar. In the nine months ended September 30, 2004, the Company recorded a loss of $12,992 while in 2003 a loss of $12,205 was recorded for foreign exchange. The Company minimizes its foreign exchange risk by maintaining low account balances in U.S. dollars and Peruvian soles, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant future expenditures will be denominated in soles or U.S. dollars.

The Company has placed its cash and cash equivalents in liquid bank deposits which provide a variable rate of interest.

The Company believes that the U.S. dollar is in a declining trend and accordingly keeps most of its cash balances in Canadian dollars, which amounts are translated for accounting purposes into U.S. dollars for financial statement purposes. Short term rallies in the U.S. dollar will therefore result in unrealized losses on the conversion of Canadian dollar balances.

Outstanding Share Data

The Company has one class of common shares: as at November 15, 2004, there were 36,122,704 common shares outstanding.

CANDENTE RESOURCE CORP. DNT:TSX-V – November 16, 2004 News Release - Page 5

The Company has a stock option plan: As at November 15, 2004, there were 3,471,250 stock options outstanding. The Company has outstanding as at November 15, 2004 of 3,287,500 warrants.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company’s financial success is subject to general market conditions which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the U.S. dollar and Peruvian sole. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to hedge future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. The Company also competes with other mining companies which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discover of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to endure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of gold and copper projects with world-class potential. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO Candente Resource Corp.

Release No. 115

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may difer materially from those currently anticipated in such statements.

Candente relies upon litigation protection for forward-looking statements.

CANDENTE RESOURCE CORP. APPOINTS DR. PETER MEGAW AS DIRECTOR

Vancouver, British Columbia, November 17, 2004. Candente Resource Corp. (DNT:TSX-V) is pleased to announce the appointment of Dr. Peter Megaw, C.P.G. as an independent director to its Board.

Dr. Peter Megaw, a Certified Professional Geologist by the American Institute of Professional Geologists and Arizona Registered Geologists, is a well-known mining industry professional and is one of four founding principals of IMDEX Inc./Minera Cascabel, S.A. de C.V., the largest geotechnical consulting firm operating in Mexico. Dr. Megaw has been instrumental in the discovery of several million ounces of silver including new orebodies in existing mines, Excellon Resources’ Platosa Mine and MAG Silver's Fresnillo, Batopilas and Santa Eulalia Properties. Peter is the author of numerous scientific publications on ore deposits and is a frequent speaker at international exploration conferences. Dr. Megaw commented that joining Candente is “An excellent opportunity to contribute to discovery with a remarkably well-integrated exploration team, several of whom I have wanted to work with for many years. I am especially looking forward to applying some exploration perspectives developed in my usual stomping grounds in the North American Cordillera to new parts of the world.”

Mr. James Currie, P.Eng. was also recently appointed to Candente’s Board as a director. Due to his involvement as a consultant on the Canariaco project, Mr. Currie is not considered to be independent. Candente’s two independent directors are Dr. Peter Megaw and Larry Kornze, P.Eng.

On another matter, as part of the Company’s application to list its shares on The Toronto Stock Exchange, the Board of Directors approved an amended and restated Stock Option Plan (the “Amended Plan”). The Amended Plan increases the number of common shares reserved for issuance on the exercise of incentive stock options to 7,210,540 common shares, including any common shares to be issued on the exercise of previously granted incentive stock options. The Company will submit the Amended Plan to its shareholders for approval at the next Annual General Meeting in accordance with the policies of the Exchange. The Company has filed the Amended Plan with the Exchange and obtained the Exchange’s approval subject to receipt of shareholder approval. The Company will not issue any common shares in excess of the remaining balance of the reserve of 5,557,264 common shares under the original Stock Option Plan until shareholder approval of the Amended plan is obtained.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration gold and copper projects with world-class potential. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 116

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

CANDENTE COMMENCES TRADING ON THE TORONTO STOCK EXCHANGE

Vancouver, British Columbia, November 18, 2004. Candente Resource Corp. – (DNT:TSX) is pleased to announce that its common shares have been approved for listing and will begin trading on the Toronto Stock Exchange effective today, November 18, 2004. Concurrent with the graduation to the TSX, Candente’s common shares will no longer trade on the TSX Venture Exchange. Candente will continue to trade under the stock symbol “DNT”.

“Candente’s successful listing on the TSX represents another step in the company’s growth”, said Joanne Freeze, Candente President & CEO, “In addition to increased company visibility and access to a potentially larger shareholder base, this graduation specifically rec ognizes the advanced exploration stage of our Canariaco copper porphyry project in Northern Peru.“

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of gold and copper projects with world-class potential. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

News Release 117

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

CANDENTE EXPANDS COPPER ZONE AND CONFIRMS GOLD AND SILVER AT CANARIACO

Vancouver, British Columbia, November 22nd, 2004. Candente Resource Corp. (DNT:TSX) is pleased to report that analytical results have been received for an additional five holes of a twelve hole core drilling program on its 100% owned Canariaco copper project in Northern Peru. All twelve holes have now been completed and total 2647.5 metres. The holes were drilled as part of a systematic pattern on a grid with 100 metre centres to test the continuity of the mineralization and provide sufficient information for the Company to prepare a preliminary resource estimate. One hole has also been assayed for precious metals and has been found to contain levels of gold and silver that are of economic interest.

Surface work and previous drilling indicates a mineralizing system with a lateral extent of at least 1 by 1.2 kilometres (km). Results from the nine holes received to date have delineated significant copper mineralization over an area 300 by 200 metres laterally and up to 300 metres vertically. Eight of the nine holes ended in mineralization of similar or better grade to that encountered throughout the rest of the hole. One hole encountered a post mineral breccia below 40 metres of high-grade mineralization. The copper mineralizing system is open on all sides and at depth in the area of current drilling. Mineralization and grades encountered in all drill holes reported to date are consistent with those seen in large porphyry copper systems. Initial microscopic analysis of drill core indicates the main copper minerals to be chalcocite, chalcopyrite, covellite and bornite.

Grades for the additional five holes are summarized below in Table 1 and the gold, silver and copper grades for hole DDH-04-001 are summarized in Table 2. Assays have not yet been received for holes DDH-04-007, 011 and 012 and will be reported once received and compiled. A map showing drill hole locations and a table summarizing all results to date are posted on the Company’s website at: http://www.candente.com/s/PeruProjects_Canariaco.asp.

Table 1:

Hole No.	From	To	Interval		Copper (total)	Elevation
	(m)	(m)	(m)	(feet)	(%)	(m)

04-003	0	40	40	131	Leach Cap	TOH 2921
	40	203*	163	534	0.65
	40	80	40	131	0.89
	80	203*	123	402	0.57	EOH 2718

04-004	0	8	8	26	Leach Cap	TOH 2863
	8	166*	158	518	0.64
	8	44	36	118	0.47
	44	166*	122	400	0.68	EOH 2697

04-008	0	46	46	151	Leach Cap	TOH 2915
	46	260*	214	702	0.64
	46	202	156	512	0.73
	202	260*	58	190	0.42

04-009	0	52	52	171	Leach Cap	TOH 2880
	52	92	40	131	0.88
	92	222*	130	427	0.22**	EOH 2658

04-010	0	18	18	56	Leach Cap	TOH 2820
	18	152*	134	441	0.64
	18	56	38	125	0.74
	56	102	46	151	0.49
	102	152*	50	165	0.70	EOH 2668

DNT:TSX - NEWS RELEASE November 22, 2004 - Page 2

* End of Hole - bottomed in mineralization

** Late mineral breccia

TOH = Top of Hole

EOH = End of Hole

Table 2: Gold and Silver with Copper in DDH-04-001

From	To	Interval		Gold	Silver	Copper
(m)	(m)	(m)	(feet)	(gpt)	(gpt)	(%)

66	300	234	768	0.12	2.00	0.71
66	162	96	315	0.13	2.75	1.02
162	300	138	453	0.10	1.47	0.50

All core from drilling was cut in half with a diamond saw and sampled at two metre intervals on the property. One half of the split core was collected by Candente's Peruvian geologists in accordance with industry standards and submitted to Actlabs in Lima, Peru. Total copper analyses and a sequential leach procedure for acid soluble copper, cyanide soluble copper and residual sulphides is being carried out by Actlabs laboratory in Lima, Peru. Pulps from the same samples are being sent to Actlabs laboratory in Ancaster, Ontario, Canada and analysed for an additional 36 elements (including silver) using Inductively Coupled Plasma (ICP). Gold analyses on DDH-04-001 were carried out by Actlabs, Lima using Fire Assay Fusion and Atomic Absorption method on a 50g split. Quality Assurance and Quality Control, including the use of sample standards, blanks and duplicates as well as chain of custody is monitored by Candente. Mike Casselman, M.Sc., P.Geo., General Manager Exploration and Director of Candente and James Currie, P.Eng., Director of Candente are the qualified persons as defined by NI 43-101 for the Canariaco project and have verified the information contained in this release.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of gold and copper projects with world-class potential. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO Candente Resource Corp.

Release No. 118

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

CANDENTE RESOURCE CORP.

Consolidated Financial Statements
September 30, 2004
(Stated in U.S. Dollars)
(Unaudited - see Notice to Reader)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators the Company discloses that its external auditors have not reviewed the unaudited financial statements for the period ended September 30, 2004 in accordance with Section 7050 or the CICA Handbook.

D E V I S S E R G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

 Tel: (604) 687-5447

 Fax: (604) 687-6737

NOTICE TO READER

We have compiled the consolidated balance sheet of Candente Resource Corp. as at September 30, 2004 and the consolidated statements of operations and deficit, and cash flows for the three and nine month periods ended September 30, 2004 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Mr. Peter de Visser, a partner of this firm, is the Chief Financial Officer and a director of Candente Resource Corp.

"De Visser Gray'

CHARTERED ACCOUNTANTS

Vancouver, British Columbia November 15, 2004

CANDENTE RESOURCE CORP.
Consolidated Balance Sheets
As at
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

September

December 31,

30, 2004

2003 (audited)

A S S E T S

Current Assets Cash and cash equivalents	$ 2,170,293	$ 3,672,704
Amounts receivable	35,555	39,000
Subscriptions receivable	42,563	59,032
Prepaid expenses and deposits	211,862	123,009
Marketable securities	19,816	-
	2,480,089	3,893,745
Mineral properties (Note 6)	4,644,012	3,108,000
Equipment (Note 5)	165,039	92,266
	$ 7,289,140	$ 7,094,011
LIABILITIES Current Liabilities Accounts payable and accrued liabilities	$ 103,391	$ 45,566
Exploration funds	298,114	-
Due to related parties (Note 4)	6,658	14,967
	408,163	60,533
S H A R E H O L D E R S’ Share capital (Note 3)	E Q U I T Y 9,387,942	8,933,796
Contributed surplus (Note 3c)	1,247,084	1,014,725
Deficit	(3,754,049)	(2,915,043)
	6,880,977	7,033,478
	$ 7,289,140	$ 7,094,011

Approved on behalf of the Board of Directors:

“Joanne Freeze”

“Peter de Visser”

CANDENTE RESOURCE CORP.
Consolidated Statements of Operations and Deficit
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
Expenses Amortization of equipment	$ 5,297	$ 2,000	$ 23,834	$ 5,855
Bank charges and interest	1,640	1,404	5,947	2,905
Corporate development	23,661	8,102	121,472	21,384
Foreign exchange (gain) loss	(90,845)	4,272	12,992	12,205
Interest income	(7,879)	(7,163)	(40,803)	(19,101)
International security	4,452	-	26,450	-
Investor relations	11,015	12,948	55,987	46,439
Legal, audit and accounting	28,235	1,766	66,907	28,181
Management and office salaries	28,237	22,426	78,032	57,781
Office, rent and miscellaneous	25,249	14,766	87,449	38,306
Promotion and travel	17,700	16,115	95,847	74,412
Regulatory and filing fees	510	1,449	17,806	22,504
Shareholder communications	15,236	2,205	52,481	8,899
Stock-based compensation expense (Note 3c)	36,168	-	232,359	-
Write-off of mineral properties	-	-	2,246	-
Loss for the period	(98,676)	(80,290)	(839,006)	(299,770)
Deficit, beginning of period	(3,655,373)	(1,533,025)	(2,915,043)	(1,313,545)
Deficit, end of period	$ (3,754,049)	$ (1,613,315)	$ (3,754,049)	$ (1,613,315)
Loss per share (Note 8)	$ (0.00)	$ (0.00)	$ (0.02)	$ (0.01)
Weighted average number of shares outstanding	36,104,226	27,815,888	35,642,851	26,555,444

CANDENTE RESOURCE CORP. Consolidated Statements of Cash Flows (Stated in U.S. Dollars) (unaudited - See Notice to Reader) For the three months ended September 30,
			For the nine months ended September 30,
	2004	2003	2004	2003
Cash provided by (used for): Operating Activities Loss for the period	$ (98,676)	$ (80,290)	$ (839,006)	$ (299,770)
Adjustment for items not involving cash: Amortization of equipment	5,297	2,000	23,834	5,855
Stock based compensation	36,168	-	232,359	-
Write-off of mineral properties	-	-	2,246	-
Changes in non-cash working capital items: Amounts receivable	11,593	11,702	3,445	16,220
Promissory notes receivable	-	-	-	39,300
Prepaid expenses and deposits	(59,213)	(3,417)	(88,853)	(17,346)
Short term investments	-	(12,535)	-	(26,643)
Accounts payable and accrued liabilities	(119,696)	10,054	57,825	(23,367)
Due to/from related parties	(10,241)	2,486	(50,872)	(369)
Funds used for operating activities	(234,768)	(70,000)	(659,022)	(306,120)
Investing Activities Acquisition of equipment	(18,922)	(11,359)	(96,607)	(14,219)
Joint venture funds received	298,114	-	298,114	-
Mineral property exploration costs	(738,041)	(268,251)	(1,683,916)	(810,717)
Mineral property acquisition costs	(10,853)	-	(258,676)	-
Mineral property cost recoveries	207,219	-	393,703	-
Funds used for investing activities	(262,483)	(279,610)	(1,347,382)	(824,936)
Financing Activity Cash received for common shares issued	23,849	158,710	503,993	1,364,550
Net increase (decrease) in cash and cash equivalents	(473,402)	(190,900)	(1,502,411)	233,494
Cash and cash equivalents, beginning of period	2,643,695	1,106,100	3,672,704	681,706
Cash and cash equivalents, end of period	2,170,293	915,200	2,170,293	915,200

Supplemental disclosure of non-cash investing and financing activities:

During the period ended September 30, 2004, the Company issued 20,000 common shares (2003 - 165,000) at a deemed price of $9,185 (2003 - $83,020) for mineral properties, and received marketable securities valued at $19,816 in option payments.

During the comparative period, the Company issued 206,000 common shares at a deemed cost of $103,540 pursuant to mineral property agreements.

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

	Balance Net December 31, Expenditures 2002 (w/o or recovery)		Balance December 31,		Write off or Recovery	Balance September 30, 2004
			2003 Expenditures
PERU	$ $		$ $		$	$
El Tigre Property Acquisition costs	57,100	9,600	66,700	11,340	(26,506)	51,534
Deferred exploration costs: Assays	2,967	-	2,967	335	-	3,302
Equipment maintenance and rental	-	396	396	1,042	-	1,438
Field supplies and travel expenses	12,935	1,371	14,306	5,895	-	20,201
Field office and personnel	24,430	4,825	29,255	20,202	-	49,457
Geological and geophysical	56,604	-	56,604	27,993	(51,105)	33,492
Maps and publications	8,578	-	8,578	176	-	8,754
Exploration recovery	-	-	-	-	(100,000)	(100,000)
	162,614	16,192	178,806	66,983	(77,611)	168,178
Lunahuana Property Acquisition costs	59,100	12,395	71,495	16,687	-	88,182
Deferred exploration costs: Assays	8,284	116	8,400	823	-	9,223
Equipment maintenance and rental	-	2,717	2,717	289	-	3,006
Field supplies and travel expenses	22,040	1,130	23,170	1,462	-	24,632
Field office and personnel	33,443	10,123	43,566	11,785	-	55,351
Geological and geophysical	99,773	2,549	102,322	4,782	-	107,104
Maps and publications	5,368	-	5,368	289	-	5,657
	228,008	29,030	257,038	36,117	-	293,155
Las Sorpresas Property Acquisition costs	54,465	8,474	62,939	9,516	(26,505)	45,950
Deferred exploration costs: Assays	4,371	-	4,371	619	-	4,990
Equipment maintenance and rental	-	-	-	1,735	-	1,735
Field supplies and travel expenses	-	199	199	6,439	-	6,638
Field office and personnel	17,024	3,728	20,752	16,627	-	37,379
Geological and geophysical	9,744	278	10,022	32,179	-	42,201
Maps and publications	-	-	-	250	-	250
Exploration recovery	-	-	-	-	(100,000)	(100,000)
	85,604	12,679	98,283	67,365	(26,505)	139,143

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

	Net Balance Expenditures December 31, (w/o or 2002 recovery)		Balance December 31,	Write off or	Balance September 30, 2004
			2003 Expenditures Recovery
	$ $		$ $	$	$
Picota Property Acquisition costs	30,506	9,450	39,956	13,234 -	53,190
Deferred exploration costs: Assays	4,714	-	4,714	171 -	4,885
Equipment maintenance and rental	3,528	2,858	6,386	116 -	6,502
Field supplies and travel expenses	11,570	-	11,570	946 -	12,516
Field office and personnel	13,709	5,102	18,811	2,089 -	20,900
Geological and geophysical	38,527	-	38,527	2,276 -	40,803
Maps and publications	2,616	-	2,616	554 -	3,170
	105,170	17,410	122,580	19,386 -	141,966
Pamel Property Acquisition costs	58,240	14,114	72,354	13,514 -	85,868
Deferred exploration costs: Assays	26,037	-	26,037	235 -	26,272
Equipment maintenance and rental	42,782	-	42,782	1,626 -	44,408
Field supplies and travel expenses	23,639	-	23,639	1,448 -	25,087
Field office and personnel	93,950	5,906	99,856	9,813 -	109,669
Geological and geophysical	114,936	-	114,936	6,122 -	121,058
Maps and publications	9,754	136	9,890	314 -	10,204
Options payments received	(145,000)	-	(145,000)	- -	(145,000)
	224,338	20,156	244,494	33,072 -	277,566
Las Brujas Property Acquisition costs	10,801	3,000	13,801	3,000 -	16,801
Deferred exploration costs: Assays	2,570	-	2,570	108 -	2,678
Equipment maintenance and rental	-	-	-	73 -	73
Field supplies and travel expenses	6,137	352	6,489	1,458 -	7,947
Field office and personnel	12,783	5,074	17,857	9,264 -	27,121
Geological and geophysical	13,647	562	14,209	1,438 -	15,647
Maps and publications	2,277	-	2,277	75 -	2,352
	48,215	8,988	57,203	15,416 -	72,619

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

	Balance Net December 31, Expenditures		Balance December 31, 2003	Expenditures	Write off or Recovery	Balance September 30, 2004
	2002 (w/o or recovery)
	$ $		$	$	$	$
Canariaco Property Acquisition costs	89,750	10,768	100,518	19,915	-	120,433
Deferred exploration costs: Assays	-	355	355	6,306	-	6,661
Equipment maintenance and rental	-	756	756	29,209	-	29,965
Field supplies and travel expenses	4,207	1,440	5,647	24,231	-	29,878
Field office and personnel	21,843	32,165	54,008	40,268	-	94,276
Geological and geophysical	55,644	660	56,304	109,503	-	165,807
Maps and publications	3,114	7	3,121	625	-	3,746
Site security	-	-	-	8,956	-	8,956
	174,558	46,151	220,709	239,013	-	459,722
Alto Dorado/Toril Property Acquisition costs	66,077	16,400	82,477	25,546	-	108,023
Deferred exploration costs: Assays	3,497	12,670	16,167	28,502	-	44,669
Drilling	-	-	-	84,745	-	84,745
Equipment maintenance and rental	1,546	25,968	27,514	70,973	-	98,487
Field supplies, camp and travel	2,089	34,382	36,471	91,215	-	127,686
Field office and personnel	5,108	145,580	150,688	247,079	-	397,767
Geological and geophysical	23,506	45,262	68,768	325,213	-	393,981
Maps and publications	3,908	10,515	14,423	13,989	-	28,412
Site security	-	-	-	14,933	-	14,933
	105,731	290,777	396,508	902,195	-	1,298,703
Other Properties Acquisition costs	102,263	23,635	125,898	104,120	-	230,018
Deferred exploration costs: Assays	17,239	25,338	42,577	1,716	-	44,293
Equipment maintenance and rental	18,573	8,921	27,494	1,774	-	29,268
Field supplies and travel expenses	42,139	16,119	58,258	2,029	-	60,287
Field office and personnel	66,880	63,735	130,615	7,759	-	138,374
Geological and geophysical	101,316	25,115	126,431	5,590	-	132,021
Maps and publications	17,032	11,073	28,105	4,963	-	33,068
Option payments received	(10,000)	-	(10,000)	-	-	(10,000)
Write-down for impairment of properties value	(25,000)	-	(25,000)	-	-	(25,000)
	330,442	173,936	504,378	127,951	-	632,329
Peru - Total	1,464,680	615,319	2,079,999	1,506,013	(304,116)	3,281,896

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	Balance December 31, 2002	Net Expenditures (w/o or recovery)	Balance December 31,		Write off or Recovery	Balance September 30, 2004
			2003 Expenditures
	$	$	$ $		$	$
CANADA (NEWFOUNDLAND) Linear Property Acquisition costs	20,345	40,293	60,638	21,495	(19,197)	62,936
Deferred exploration costs: Assays	10,903	(6,574)	4,329	293	-	4,622
Drilling	-	50,281	50,281	-	-	50,281
Equipment maintenance and rental	4,608	2,372	6,980	925	-	7,905
Field supplies and travel expenses	22,001	23,290	45,291	2,505	-	47,796
Field office and personnel	24,668	2,591	27,259	1,736	-	28,995
Geological consulting	73,389	69,214	142,603	4,803	-	147,406
Maps and publications	1,228	354	1,582	6	-	1,588
Telecommunications	555	1,356	1,911	48	-	1,959
	157,697	183,177	340,874	31,811	(19,197)	353,488
Island Pond Property Acquisition costs	14,250	16,575	30,825	-	-	30,825
Deferred exploration costs: Assays	271	14	285	-	-	285
Drilling	69,011	1,264	70,275	-	-	70,275
Equipment maintenance and rental	925	113	1,038	83	-	1,121
Field supplies and travel expenses	1,663	(1,441)	222	150	-	372
Field office and personnel	197	115	312	139	-	451
Geological consulting	6,942	3,043	9,985	1,379	-	11,364
Maps and publications	331	74	405	-	-	405
Telecommunications	-	50	50	26	-	76
	93,590	19,807	113,397	1,777	-	115,174

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

Net

Balance December 31, 2002		Expenditures (w/o or recovery)	Balance December 31, 2003	Expenditures	Write off or Recovery	Balance September 30, 2004
$		$	$	$	$	$
Virgin Arm Property Acquisition costs	3,400	(3,284)	116	-	-	116
Deferred exploration costs: Assays	2,610	1,143	3,753	8	-	3,761
Equipment maintenance and rental	2,806	944	3,750	84	-	3,834
Field supplies and travel expenses	6,571	4,438	11,009	62	-	11,071
Field office and personnel	14,255	1,572	15,827	113	-	15,940
Geological consulting	51,704	20,958	72,662	1,214	-	73,876
Maps and publications	72	30	102	-	-	102
Telecommunications	378	365	743	9	-	752
	81,796	26,166	107,962	1,490	-	109,452
Staghorn Property Acquisition costs	12,736	62,345	75,081	4,132	(18,821)	60,392
Exploration bonds	-	-	-	16,261	-	16,261
Deferred exploration costs: Assays	813	2,556	3,369	1,618	-	4,987
Equipment maintenance and rental	-	2,108	2,108	6,220	-	8,328
Field supplies and travel expenses	1,072	9,411	10,483	7,128	-	17,611
Field office and personnel	-	2,696	2,696	6,271	-	8,967
Geological consulting	6,482	42,461	48,943	77,201	(53,128)	73,016
Maps and publications	-	260	260	-	-	260
Telecommunications	-	838	838	255	-	1,093
	21,103	122,675	143,778	119,086	(71,949)	190,915
Duder Property Acquisition costs	-	-	-	13,128	-	13,128
Exploration bonds	-	-	-	13,585	-	13,585
Deferred exploration costs: Assays	-	1,999	1,999	193	-	2,192
Drilling	-	-	-	44,832	-	44,832
Equipment maintenance and rental	-	883	883	2,261	-	3,144
Field supplies and travel expenses	-	2,947	2,947	6,826	-	9,773
Field office and personnel	-	896	896	3,236	-	4,132
Geological consulting	-	29,934	29,934	40,131	-	70,065
Maps and publications	-	2	2	2	-	4
Telecommunications	-	390	390	437	-	827
	-	37,051	37,051	124,631	-	161,682

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

Net

	Balance December 31, 2002	Expenditures (w/o or recovery)	Balance December 31, 2003	Expenditures	Write off or Recovery	Balance September 30, 2004
	$	$	$	$	$	$
Paul’s Pond Property Acquisition costs	6,368	29,479	35,847	12,234	-	48,081
Deferred exploration costs: Assays	612	361	973	864	-	1,837
Drilling	-	-	-	6,541	-	6,541
Equipment maintenance and rental	-	343	343	1,814	-	2,157
Field supplies and travel expenses	419	1,269	1,688	3,079	-	4,767
Field office and personnel	-	419	419	1,991	-	2,410
Geological consulting	-	32,138	32,138	23,379	(6,992)	48,525
Maps and publications	-	17	17	7	-	24
Telecommunications	-	151	151	261	-	412
	7,399	64,177	71,576	50,170	(6,992)	114,754
Eastern Pond Property Acquisition costs	16,040	(16,040)	-	-	-	-
Exploration bonds	-	-	-	14,254	-	14,254
Deferred exploration costs: Assays	638	(638)	-	1,189	-	1,189
Equipment maintenance and rental	1,674	(1,674)	-	2,192	(1,027)	1,165
Field supplies and travel expenses	2,362	(2,362)	-	3,346	(283)	3,063
Field office and personnel	-	-	-	2,340	(702)	1,638
Geological consulting	11,347	(11,347)	-	22,655	(8,652)	14,003
Telecommunications	146	(146)	-	298	(30)	268
	32,207	(32,207)	-	46,274	(10,694)	35,580
Other Properties Acquisition costs	111,396	(39,759)	71,637	-	-	71,637
Exploration bonds	-	-	-	25,107	-	25,107
Deferred exploration costs: Assays	18,402	(10,002)	8,400	4,714	(67)	13,047
Equipment maintenance and rental	12,957	(5,069)	7,888	-	-	7,888
Field supplies and travel expenses	29,568	(289)	29,279	3,160	-	32,439
Field office and personnel	30,755	(15,420)	15,335	2,829	(296)	17,868
Geological consulting	103,867	(25,658)	78,209	31,969	(206)	109,972
Maps and publications	954	(94)	860	-	-	860
Telecommunications	14,165	(12,410)	1,755	498	-	2,253
	322,064	(108,701)	213,363	68,277	(569)	281,071
Canada Total	715,856	312,145	1,028,001	443,516	(109,401)	1,362,116
Mineral Properties	2,180,536	927,464	3,108,000	1,949,529	(413,517)	4,644,012

CANDENTE RESOURCE CORP.
Notes to Consolidated Financial Statements
September 30, 2004
(Unaudited - See Notice to Reader)
(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its activity is the acquisition and exploration of mineral properties in Peru and Newfoundland, Canada. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to complete the exploration and development of the properties, and upon future profitable productions or proceeds from the disposition thereof. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

The Company has a net working capital balance of $1,762,130 as at September 30, 2004 (December 31, 2003 - $3,833,212).

2.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements dated December 31, 2003, both of which were prepared in accordance with the Canadian Generally Accepted Accounting Principles. The results for the nine month period ended September 30, 2004 are stated utilizing the same accounting policies and methods of application as the most recent annual consolidated financial statements.

3.

SHARE CAPITAL AND RELATED INFORMATION

a) b)	Authorized: Unlimited number of common shares without par value Issued
September 30, 2004	December 31, 2003 (audited)
Number of Shares	$	Number of Shares	$
Balance, beginning of period/year	34,387,454	8,933,796	23,333,803	4,204,815
Private Placements	-	-	5,908,333	3,638,105
Stock options	280,500	50,678	976,566	166,286
Warrants	1,434,750	394,283	3,902,752	774,533
Mineral Properties	20,000	9,185	266,000	150,057
Balance, end of period/year	36,122,704	9,387,942	34,387,454	8,933,796
c)	Share purchase options
Options	Weighted-Average Exercise Price ($CDN)	Expiry Date Range
Outstanding & exercisable at December 31, 2003	3,296,250	0.62	May 15, 2005 - October 31, 2008
Granted	871,000	0.77	March 2, 2009 - August 19, 2009
Exercised	(280,500)	0.24	June 12, 2006 - February 4, 2008
Cancelled	(715,500)	0.35	April 23, 2007 - February 4, 2008
Outstanding & exercisable at September 30, 2004	3,171,250	0.70	May 15, 2005 - August 19, 2009

3.

SHARE CAPITAL AND RELATED INFORMATION (continued)

During the nine months ended September 30, 2004, the Company recorded stock-based compensation expense of US$232,359.

The fair value of options included in the expense recorded in the current year has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.45%; an expected life of 5 years; an expected volatility of 33% to 39%; and no expectation for the payment of dividends.

d)

Share Purchase Warrants Outstanding

Number of

Exercise Price ($

Expiry Date

Warrants

Cdn)

850,000	1.10	February 21, 2005
312,500	1.00	October 21, 2005
2,000,000	1.50	June 10, 2005
125,000	1.65	June 30, 2005
3,287,500	Weighted-average exercise price Cdn $1.35

e)

The Company has issued 375,000 shares which are held in escrow, their release being subject to regulatory acceptance.

4. 5.	RELATED PARTY TRANSACTIONS During the period, a director was advanced a loan of $40,259, which is due to be repaid by December 31, 2004. EQUIPMENT
			Net Book Value
	Cost	Accumulated Amortization	September 30, 2004	December 31 2003 (audited)
Office furniture and equipment	$ 22,565	$ 7,135	$ 15,430	$ 12,931
Computer equipment	31,653	12,488	19,165	18,314
Security equipment	13,139	876	12,263	-
Vehicles	29,654	6,728	22,926	7,300
Canada subtotal	97,011	27,227	69,784	38,545
Exploration equipment (Peru)	134,305	39,050	95,255	53,721
	$ 231,316	$ 66,277	$ 165,039	$ 92,266

6.

MINERAL PROPERTY AGREEMENTS DURING THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004

The Company entered into a Strategic Partnership agreement with Goldcorp Inc. to conduct exploration in Newfoundland. Goldcorp Inc. can earn up to a 70% interest in the Company’s Staghorn and Linear gold properties by paying all costs up to and including a bankable feasability study, and also has a right of first offer on all other properties in Newfoundland. During the period, the Company received US$298,114 in exploration advances.

The Company entered into two separate option agreements with Orex Ventures Inc. (“Orex”), whereby Orex can earn a 51% interest in each of the El Tigre and Las Sorpresas gold properties in Peru by spending US$2,500,000 on each property over 3.5 years and issuing to the Company 250,000 shares by January 31, 2008. The Company remains the operator of the exploration programs for the period of the agreements and US$30,000 in option payments, 100,000 common shares of Orex, and US$250,000 in exploration advances were received during the current interim period.

7.	SEGMENTED INFORMATION
		September 30, 2004	December 31, 2003 (audited)
Assets by geographic segment: Canada		$ 3,496,589	$ 4,757,688
Peru		3,792,551	2,336,323
		$ 7,289,140	$ 7,094,011

8.

SUBSEQUENT EVENTS

In addition to items mentioned elsewhere in the notes, the following occurred subsequent to September 30, 2004:

The Company granted to employees and consultants 300,000 stock options exercisable at $0.70 per share for a five year period.

CANDENTE RESOURCE CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

(All amounts in U.S. dollars)

The following discussion and analysis is for the period ended September 30, 2004 compared with the period ended September 30, 2003. This information is current to November 12, 2004 and has not been reviewed by the Company’s auditors.

Introduction

The discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Consolidated Financial Statements and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Operations) in United States dollars. This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

Results of Operations

The Company incurred a loss of $98,676 in the quarter ended September 30, 2004 ($80,290 in 2003), the difference of $18,386 was incurred in primarily foreign exchange gains, corporate development and shareholder communication costs, stock-based compensation expense, legal fees, and security costs. For the nine month period ended September 30, 2004, the loss was $839,006 ($299,720 in 2003), the difference of $539,236 was primarily related to the same expenses as in the quarterly results. The Company also wrote off $2,246 in mineral property costs in 2004. These properties written-off were all located in Newfoundland. The increase in overhead was incurred due to the increase in activities of the Company made possible by the successful capital raising activities during the previous year and the resultant additional exploration conducted on the properties.

The operational effectiveness of the Company’s activities in Peru has improved in prior periods due to an increasingly favourable Canadian to U.S. dollar and Peruvian sole exchange rate. The Company maintains its own equipment, premises and staffing in Peru and as a result management believes that cost control is very good. The Company’s properties are located in various climate zones in Peru and as a result the Company is always able to conduct activities on some of its properties.

The following is a summary of the key exploration projects the Company has been working on:

Alto Dorado/Toril

The Alto Dorado property is situated in Northern Peru in the Department of La Liberated, 20 km south of the town of Santiago de Chuco. It is within the same belt of Tertiary-age volcanic rocks as the world-class Yanacocha gold deposit. Anomalous levels of gold, copper and several other elements in soils overlie an extensive hydrothermal alteration zone, which has a north-south extent of 9 km and an east-west extent of 2 to 3km. An Induced Polarization (IP) survey recently completed in October has outlined a chargeability anomaly over an area extending 7 km by 1 km and is still open. The chargeability signature is typical of disseminated mineralization found in porphyry deposits and occurs within the geochemical anomalies and alteration zone. A Time Domain EM (TDEM) survey was also carried out over the Toril high sulphidation target areas and identified several high resistivity targets.

A Phase One diamond (core) drilling program comprising 1050 metres in nine holes was carried out in July and August of 2004. The holes were drilled to depths of 46m to 201m. Eight of the holes were drilled in the Toril high sulphidation gold zone and one in the combined Ana-Olla porphyry gold-copper zone. Two of the eight holes at Toril were terminated prior to reaching target depths due to drilling difficulties.

The most significant results from the drilling were obtained in the Ana-Olla Zone where diamond drill hole (DDH) 04-008 intersected alteration and mineralization typical of gold-copper porphyry deposits over a depth of 189 metres. The IP survey was not completed at the time of the drilling and therefore the drill hole was targeted using geochemistry and geology only. Once the IP survey had been interpreted it was evident that DDH-04-008 was drilled in a fault zone within the extensive IP chargeability anomaly. Porphyry style alteration and mineralization is evident on surface above the chargeable body over a 1.8 km length and 0.8 km width.

Chalcopyrite and chalcocite (copper minerals) occur as disseminations (particles) and in quartz stockwork over much of the drill hole. Molybdenum (Mo) was observed starting at 80 metres to the bottom of the hole as disseminations and in stockwork. Gold (Au) and copper (Cu) levels ranging from 0.1 grams per tonne (gpt) to 1.2 gpt Au and 0.1 percent (%) to 0.69% Cu occur in 100 of the 130 samples collected. The average grades intersected over the 160 metres of mineralization in this hole are 0.22 gpt gold and 0.17% copper, which demonstrate a strong gold and copper bearing system but are not believed to be in the best part of the porphyry system. Once all data is compiled a follow-up drilling program will be planned.

Cafiariaco

The Cafiariaco property covers three porphyry copper-gold prospects in the Western Cordillera of the Peruvian Andes and was acquired (100% interest) from the Peruvian government in an auction for US$75,000. At that time 10 drill holes had intersected 100 to 300 metres of significant copper mineralization over an area measuring 1 km by 1.2 km.

The Company discovered several outcrops with significant copper mineralization within the same area and commenced a twelve hole core drilling program totalling approximately 2500 metres on the property in early September. All holes are being drilled as part of a systematic pattern on a grid with 100 metre centres.

Results have been received and released from four holes to date which have grades of 0.65% to 1.00% copper over 100 to 300m intersections. The mineralization and grades encountered in all four drill holes are consistent with those seen in large porphyry copper systems. All of the holes bottom in significant copper mineralization and have a significant thickness of chalcocite. The mineralized body is much thicker than the leached cap, which together with topographical components indicate a very low strip ratio for mining.

The four holes were drilled to depths of 200 to 300 metres and block out a 100 metre square area, which is part of a systematic pattern on a grid with 100 metre centres. Due to logistical reasons holes were not always drilled in the same order that they were numbered and as such assays have not yet been received for holes DDH-04-003 and DDH-04-004..

All core from drilling is being cut in half with a diamond saw and sampled at two metre intervals on the property. One half of the split core is collected by Candente’s Peruvian geologists in accordance with industry standards and is being submitted to Actlabs in Lima, Peru. Total copper, acid soluble copper and cyanide soluble copper analyses were carried out by a sequential leach procedure in Actlabs laboratory in Lima. An additional 36 elements were analysed for using Inductively Coupled Plasma (ICP) in Actlabs laboratory in Ancaster, Ontario, Canada. Quality Assurance and Quality Control, including the use of sample standards, blanks and duplicates as well as chain of custody is monitored by Candente. Mike Casselman, M.Sc., P.Geo., General Manager Exploration and Director of Candente and James Currie, P.Eng., Independent Director of Candente are the qualified persons as defined by NI 43-101 for the Cafiariaco project and have verified all information disclosed.

Staghorn

The Staghorn property is located in Southwestern Newfoundland, approximately 60 kilometres southeast of the seaport of Stephenville. Goldcorp has an option to earn a 70% interest by funding all exploration and development and completing bankable feasibility studies by January 2010 on the property.

Large tonnage gold potential with similarities to intrusion-hosted orogenic deposits in the Tien Shans in Central Asia (Muruntau and Kumtor: 175 and 19 Moz) has been recognized on the Staghorn Property. Similarities include host rocks, structural setting, alteration, mineralization and metal suites.

Exploration to date by the Company has included an interpretation of a 1981 Airborne magnetic/EM Survey for structure, geology and magnetic anomalies; collection of 15 lake bottom sediment samples; 89 rock float, grab and channel samples (mostly from trenching), geological mapping, Induced Polarization (IP) and magnetics (geophysical) surveys. A 2700m core drilling program is planned and will be funded by Goldcorp.

Summary of Quarterly Results Net loss by quarter

Q1

Q2

Q3

Q4

$

$

$

$

2004

(446,656)

(293,674)

(98,676)

-

2003

(103,997)

(115,483)

(80,290)

(1,229,889)

2002

(52,531)

(189,856)

(117,552)

(77,726)

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain. The loss in the first three quarters of 2004 was primarily due to the recognizing of stock-based compensation of $232,359. Additional costs were incurred due to increasing office space to handle the increased exploration activity.

Capital Resources and Liquidity

The Company’s financial resources increased during the quarter with $23,849 raised by the issue of 50,000 shares on the exercise of stock options and warrants to a balance of $2,170,293 at the period end.

The Company has adequate financial resources to conduct its activities for the balance of the year and currently does not anticipate difficulties in raising additional funding if needed.

There is however, no assurance that any future funding can be accomplished as it would be wholly dependent on the state of the capital markets for junior gold exploration companies. The Company does not anticipate the payment of dividends in the future.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

Details of these related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 4 to the Financial Statements.

Changes in Accounting Policy

The Company adopted in 2003 the transitional provisions of Canadian Institute of Chartered Accountants’ Handbook Section 3870 on stock-based compensation on a prospective basis. The Company accounts for the derived value of stock-based compensation to all employees and consultants.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash, short-term investments, receivables, accounts payable and accrued liabilities, some of which are denominated either in Canadian dollars, U.S. dollars or Peruvian soles, however they are recorded in the financial statements in U.S. dollars. These accounts are recorded at their fair market value. The Company is at risk for a financial gain or loss as a result of foreign exchange movements against the United States dollar. In the nine months ended September 30, 2004, the Company recorded a loss of $12,992 while in 2003 a loss of $12,205 was recorded for foreign exchange. The Company minimizes its foreign exchange risk by maintaining low account balances in U.S. dollars and Peruvian soles, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant future expenditures will be denominated in soles or U.S. dollars.

The Company has placed its cash and cash equivalents in liquid bank deposits which provide a variable rate of interest.

The Company believes that the U.S. dollar is in a declining trend and accordingly keeps most of its cash balances in Canadian dollars, which amounts are translated for accounting purposes into U.S. dollars for financial statement purposes. Short term rallies in the U.S. dollar will therefore result in unrealized losses on the conversion of Canadian dollar balances.

Outstanding Share Data

The Company has one class of common shares: as at November 15, 2004, there were 36,122,704 common shares outstanding.

The Company has a stock option plan: As at November 15, 2004, there were 3,471,250 stock options outstanding. The Company has outstanding as at November 15, 2004 of 3,287,500 warrants.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company’s financial success is subject to general market conditions which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the U.S. dollar and Peruvian sole. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to hedge future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. The Company also competes with other mining companies which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discover of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to endure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Joanne Freeze, Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Candente Resource Corp. (the “issuer”) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 15, 2004

“Joanne Freze”

Joanne Freeze

Chief Executive Officer

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Peter deVisser, Chief Financial Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Candente Resource Corp. (the “issuer”) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 15, 2004

“Peter de Visser”

Peter deVisser

Chief Financial Officer